UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

ARMO BIOSCIENCES, INC.

(Name of Subject Company (Issuer))

BLUEGILL ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Daniel A. Neff

Mark Gordon

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,653,750,000.00	$205,891.88

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of ARMO BioSciences, Inc. (“ARMO”), at a purchase price of $50.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of 5:00 p.m., Eastern time, on May 18, 2018 (the most recent practicable date): (i) 30,405,109 shares of ARMO common stock were issued and outstanding, (ii) no shares of ARMO common stock were held by ARMO in its treasury, (iii) 2,657,030 shares of ARMO common stock were subject to outstanding ARMO stock options, (iv) 7,267 shares of ARMO common stock were subject to outstanding rights under ARMO’s employee stock purchase plan, and (v) 5,594 additional shares of ARMO common stock, which is an estimate of the maximum number of shares that were reserved for issuance pursuant to ARMO’s stock plans or employee stock purchase plan and may become outstanding prior to consummation of the Offer.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $205,891.88	Filing Party: Bluegill Acquisition Corporation and Eli Lilly and Company
Form or Registration No.: Schedule TO	Date Filed: May 23, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) filed with the Securities and Exchange Commission on May 23, 2018 by Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern time, on June 21, 2018 (such date and time, the “Expiration Time”), and was not extended. The Depositary has advised that, as of the Expiration Time, 27,542,054 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 90.6% of the aggregate number of then issued and outstanding Shares. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and will promptly pay for, all Shares that were validly tendered, and not properly withdrawn, pursuant to the Offer.

Following consummation of the Offer, on June 22, 2018, Lilly completed its acquisition of ARMO pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into ARMO, without a meeting of stockholders of ARMO in accordance with Section 251(h) of the DGCL, with ARMO surviving as a wholly-owned subsidiary of Lilly.

Following the Merger, all Shares ceased trading prior to the opening of trading on Nasdaq on June 22, 2018 and will be delisted from Nasdaq and deregistered under the Exchange Act.

A copy of the press release issued by Lilly on June 22, 2018 announcing the expiration and results of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(B).”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(B) Press Release issued by Lilly on June 22, 2018.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2018

Bluegill Acquisition Corporation

By:	/s/ Darren J. Carroll
	Name:	Darren J. Carroll
	Title:	President

Eli Lilly and Company

By:	/s/ Joshua L. Smiley
	Name:	Joshua L. Smiley
	Title:	Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 23, 2018.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated May 23, 2018.*

(a)(5)(A)	Joint Press Release issued by Lilly and ARMO on May 10, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Lilly on May 10, 2018).

(a)(5)(B)	Press Release issued by Lilly on June 22, 2018.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated May 9, 2018, among Eli Lilly and Company, Bluegill Acquisition Corporation and ARMO BioSciences, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ARMO on May 10, 2018).

(d)(2)	Tender and Support Agreement by and among Eli Lilly and Company, Bluegill Acquisition Corporation and certain stockholders of ARMO BioSciences, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ARMO on May 10, 2018).

(d)(3)	Non-Disclosure Agreement between ARMO and Lilly dated March 19, 2018.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.